UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 26, 2007	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82:

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Third Quarter Fiscal Year 2007

Q3 Revenues $234.2 million

Havant, UK — September 26, 2007 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the third fiscal quarter ended August 31, 2007.  Revenues for the third quarter were $234.2 million, a decrease of 11% compared to revenues of $263.1 million for the same period last year.

For the third quarter, GAAP net income was $4.3 million, or $0.14 per diluted share, compared to GAAP net income of $17.8 million, or $0.60 per diluted share, in the same period last year. Non-GAAP net income decreased 63% to $7.4 million, or a diluted earnings per share of $0.25, compared to non-GAAP net income of $20.3 million, or $0.69 per diluted share, in the same quarter a year ago (1).

Gross profit margin in the third quarter was 17.9%, compared to 21.1% in the same period last year, reflecting the relatively lower proportion of revenues from the Storage Infrastructure business in the quarter.

Revenues from sales of our Networked Storage Solutions products were $174 million as compared to $148.6 million in the same quarter a year ago, an increase of 17.1%. Gross profit margin in the Networked Storage Solutions business was 14.9% as compared to 14.1% a year ago. Revenues from sales of our Storage Infrastructure products were $60.2 million as compared to $114.6 million in the same quarter a year ago, a decrease of 47.5%. Gross profit margin in the Storage Infrastructure business was 27.2% as compared to 30.5% a year ago.

“Our third quarter results were essentially in line with our expectations. We did a good job of executing to our business plan for the quarter. We continue to focus on expanding our customer base as well as accessing new markets for our capital equipment, specifically in the Solar Industry” said Steve Barber, CEO of Xyratex. “Though we still expect some level of uncertainty with regard to our Storage Infrastructure customers’ capital equipment expenditures over the next few quarters, I am confident that the fundamentals of the markets we serve remain good and believe we continue to improve our competitive and technology position.”

Business Highlights

•                  We announced an OEM agreement with StorSky, a Chinese Storage technology provider. StorSky will leverage Xyratex RAID technology to offer its customers cost-effective, high-availability storage systems that can be deployed across a variety of environments.

•                  We announced that we will provide PAC Data, a leading value added storage distributor, with our 5000 series RAID storage systems. PAC Data, through its PAC Storage Division, will integrate Xyratex’s F5402E, E5402E and F5404E systems into its PAC Storage line of DAS and SAN solutions. The PAC Storage range is designed to provide PAC Data’s storage hardware and software channel partners with highly effective storage solutions for SMEs, large-scale Fortune 500 companies, and government and education end-users.

•                  We announced that we had qualified and integrated Seagate’s high efficiency disk drive, the Cheetah NS™, into our 4Gb SBOD storage system, the RS-1602-F4-SBD, and fully qualified it in all legacy Fibre Channel RAID, SBOD and JBOD solutions.

•                  According to a recent report by IDC, Xyratex was the world's third largest storage system Original Equipment Manufacturer in 2006 by revenue, growing from fourth position in the prior year.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•                  Revenue in the fourth quarter of 2007 is projected to be in the range $236 to $256 million.

•                  Fully diluted earnings per share is anticipated to be between $0.20 and $0.32 on a GAAP basis in the fourth quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.28 and $0.40. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain non-recurring items and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Wednesday, September 26, 2007 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (800) 299-7089 in the United States and +1 (617) 801-9714 outside of the United States, passcode 49939369. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through October 3, 2007 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 31043473.

(1) Non-GAAP net income and diluted earnings per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as income from sale of a product line and the effect of a reduction in the income tax rate in the United Kingdom, and (d) the related tax effects. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance whilst recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred and in addition has not been measured consistently as a result of the implementation of FAS 123R; (c) the income from the sale of the product line is non-recurring and does not form part of the Company’s core operations and the income tax expense resulting from the effect on the deferred tax asset of a reduction in the income tax rate in the United Kingdom is non-recurring; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Safe Harbor Statement

This press release contains forward-looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the fourth quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2007	2006	2007	2006
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$174,004	$148,566	$506,774	$431,134
Storage Infrastructure	60,210	114,572	176,871	311,403
Total revenues	234,214	263,138	683,645	742,537

Cost of revenues	192,274	207,488	560,449	587,289
Gross profit:
Networked Storage Solutions	25,847	20,933	72,408	60,948
Storage Infrastructure	16,403	34,999	51,670	94,943
Equity compensation	(310)	(282)	(882)	(643)
Total gross profit	41,940	55,650	123,196	155,248
Operating expenses:
Research and development	20,187	18,061	58,189	53,925
Selling, general and administrative	16,061	15,764	45,445	44,582
Amortization of intangible assets	1,517	1,318	4,819	3,693
Total operating expenses	37,765	35,143	108,453	102,200
Operating income	4,175	20,507	14,743	53,048
Other income	—	—	890	1,965
Interest income, net	824	429	2,253	867
Income before income taxes	4,999	20,936	17,886	55,880
Provision for income taxes	733	3,125	1,504	7,056
Net income	$4,266	$17,811	$16,382	$48,824

Net earnings per share:
Basic	$0.15	$0.62	$0.57	$1.71
Diluted	$0.14	$0.60	$0.55	$1.66

Weighted average common shares (in thousands), used incomputing net earnings per share:
Basic	29,048	28,727	28,873	28,635
Diluted	29,941	29,516	29,840	29,499

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2007	2006
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$64,213	$56,921
Accounts receivable, net	125,160	105,324
Inventories	89,067	93,111
Prepaid expenses	3,738	2,390
Deferred income taxes	3,000	2,513
Other current assets	7,731	7,247
Total current assets	292,909	267,506
Property, plant and equipment, net	35,657	34,471
Intangible assets, net	57,422	58,109
Deferred income taxes	16,070	15,594
Total assets	$402,058	$375,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$108,552	$84,896
Short-term borrowings	—	4,000
Employee compensation and benefits payable	11,747	16,645
Deferred revenue	10,476	16,303
Income taxes payable	1,591	1,641
Other accrued liabilities	11,941	14,701
Total current liabilities	144,307	138,186
Long-term debt	—	3,000
Total liabilities	144,307	141,186

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,092 and 28,793 issued and outstanding	291	288
Additional paid-in capital	352,822	344,686
Accumulated other comprehensive income	1,510	2,774
Accumulated deficit	(96,872)	(113,254)
Total shareholders’ equity	257,751	234,494
Total liabilities and shareholders’ equity	$402,058	$375,680

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 31,	August 31,
	2007	2006
	(US dollars in thousands)

Cash flows from operating activities:
Net income	$16,382	$48,824
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,115	7,066
Amortization of intangible assets	4,819	3,693
Non-cash equity compensation	5,820	5,376
Loss on sale of assets	—	265
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(19,836)	(32,072)
Inventories	4,044	(56,233)
Prepaid expenses and other current assets	(3,638)	91
Accounts payable	23,656	40,142
Employee compensation and benefits payable	(4,898)	2,292
Deferred revenue	(5,827)	3,622
Income taxes payable	(50)	(760)
Deferred income taxes	839	7,137
Other accrued liabilities	(1,636)	3,775
Net cash provided by operating activities	29,790	33,218

Cash flows from investing activities:
Investments in property, plant and equipment	(11,301)	(15,591)
Acquisition of intangible assets	(4,855)	(4,000)
Acquisition of business, net of cash received	(1,661)	(7,955)
Net cash used in investing activities	(17,817)	(27,546)

Cash flows from financing activities:
Payments of long-term borrowings	(7,000)	(3,000)
Payment of acquisition note payable	—	(3,000)
Proceeds from issuance of shares	2,319	3,083
Net cash provided by (used in) financing activities	(4,681)	(2,917)
Change in cash and cash equivalents	7,292	2,755
Cash and cash equivalents at beginning of period	56,921	41,240
Cash and cash equivalents at end of period	$64,213	$43,995

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Nine Months Ended
	August 31, 2007	August 31, 2006	August 31, 2007	August 31, 2006
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income
GAAP net income	$4,266	$17,811	$16,382	$48,824

Amortization of intangible assets	1,517	1,318	4,819	3,693
Equity compensation	1,990	2,052	5,820	5,376
Other income	—	—	(890)	(1,965)
Reduction in UK tax rates	703	—	703	—
Tax effect of non-GAAP adjustments	(1,056)	(908)	(2,448)	(1,861)

Non-GAAP net income	$7,420	$20,273	$24,386	$54,067

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.14	$0.60	$0.55	$1.66

Amortization of intangible assets	0.05	0.05	0.16	0.12
Equity compensation	0.07	0.07	0.20	0.18
Other income	—	—	(0.03)	(0.07)
Reduction in UK tax rates	0.02	—	0.02	—
Tax effect of non-GAAP adjustments	(0.03)	(0.03)	(0.08)	(0.06)

Diluted non-GAAP earnings per share	0.25	$0.69	$0.82	$1.83

Summary Of Equity Compensation

Cost of revenues	310	282	882	643
Research and development	620	586	1,766	1,405
Selling, general and administrative	1,060	1,184	3,172	3,328

Total equity compensation	1,990	2,052	5,820	5,376

SIGNATURES

                                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: September 26, 2007	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer